[LETTERHEAD OF HJ & ASSOCIATES, L.L.C.]


October 10, 2000


Birch Financial, Inc.
17209 Chatsworth Street
Granada Hills, CA 91344


Ladies and Gentlemen:

We were previously the independent accountants for the Company prior to its reverse merger with Birch Missouri and on February 29, 2000, we reported on the financial statements of the Company for the three months ended December 31, 1999 and for the years ended September 30, 1999 and 1998.

We have read the changes in and disagreements with accountants on accounting and financial disclosure in the Form SB-2, and are in agreement with the statements contained in that section. We have no basis to agree or disagree with other statements of the registrant contained therein.

The financial statements for the Company which were prepared by us are not presented herein because of the reverse merger with Birch Missouri.

Sincerely,

/s/ HJ & Associates, L.L.C.

HJ & Associates, L.L.C.